Result of annual meeting of shareholders

The Annual Meeting of Shareholders of Western Asset Municipal Partners Fund Inc. was held on April 28, 2008, for the purpose of considering and voting upon the election of Directors. The following table provides information concerning the matter voted upon at the meeting:

Election of directors

PREFERRED
                           COMMON        PREFERRED      SHARES
         COMMON SHARES       SHARES          SHARES       VOTES
NOMINEE   VOTES FOR 	VOTES WITHHELD     VOTES FOR    WITHHELD
Daniel P. Cronin 6,995,933   1,529,253 	   1,353 	     96
Paolo Cucchi     6,960,019   1,565,167 	   1,353 	     96
R. Jay Gerken*		-	    -	       -	     96

*Mr. Gerken has been designated as a Preferred Stock Director.

At June 30, 2008, in addition to Daniel P. Cronin and Paolo Cucchi, the other Directors of the Fund were as follows:

Carol L. Coleman
Leslie H. Gelb
William R. Hutchinson
Riordan Roett
Jeswald W. Salacuse